F O R   I M M E D I A T E   R E L E A S E


                            PRESS RELEASE

                                      February 10, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


            HEALTH CARE REIT, INC. ANNOUNCES 1993 RESULTS


       Toledo, Ohio, February 10, 1994 (NYSE/HCN)....For the
quarter ended December 31, 1993, net income was $5.1 million compared to $4.4 million in the fourth quarter of 1992, an increase of 13.9%. For the fourth quarter of 1993, net income per share of $.45 was down $.06 or 11.8% under the fourth quarter of 1992. For the year ended December 31, 1993, net income per share was $2.15 compared to $1.91 for the year ended December 31, 1992, an increase of 12.6%.

       Total assets of $285 million at December 31, 1993 were up
26% from a year ago, while shareholders' equity climbed 54.8% to $184 million. The increase in 1993 shareholders' equity was primarily attributable to an equity offering which raised approximately $59.1 million.

       Funds from operations for the three months ended
December 31, 1993 was $6.1 million ($.54 per share) compared with $4.7 million ($.54 per share) for the three months ended
December 31, 1992. For the year ended December 31, 1993, funds from operations was $22.8 million ($2.44 per share) compared to $18.7 million ($2.16 per share) for the year ended December 31, 1992.

       The following tables highlight the information presented above.

                     SUMMARY FINANCIAL DATA
             (In thousands except per share amounts)

                                    Three Months Ended
                                       December 31             Year Ended
                                       (Unaudited)             December 31
                                    ------------------     -------------------
                                     1993        1992       1993        1992
                                    -------     ------     -------     -------
STATEMENTS OF INCOME
Gross Income:
  Interest and other income         $ 5,285     $4,090     $21,734     $15,331
  Direct financing leases             1,865      2,410       8,094       9,697
  Operating-lease rents                 994        298       2,812       1,459
  Loan and commitment fees              262        246       1,203         669
  Gain on exercise of options           314        391       2,175       1,752
                                    -------     ------     -------     -------
                                    $ 8,720     $7,435     $36,018     $28,908
                                    =======     ======     =======     =======

OTHER FINANCIAL INFORMATION
Gross income                        $ 8,720     $7,435     $36,018     $28,908
Net income                            5,052      4,437      20,055      16,515
Funds from operations                 6,072      4,713      22,780      18,654
Net income per share                    .45        .51        2.15        1.91
Funds from operations per share         .54        .54        2.44        2.16
Distributions per share                 .49        .47        1.93        1.85
Average number of shares
  outstanding                        10,901      8,718       9,339       8,629


                                                           December 31
                                                    ------------------------
                                                      1993            1992
                                                    --------        --------
Assets:
  Real Estate Related Investments:
    Loans receivable                                $185,282        $151,414
    Investment in direct financing leases             52,950          65,411
    Investment in operating-lease properties          42,776          10,301
                                                    --------        --------
                                                     281,008         227,126
    Less allowance for losses                          4,150           4,000
                                                    --------        --------
                                                     276,858         223,126
  Other assets                                         8,166           3,081
                                                    --------        --------
Total assets                                        $285,024        $226,207
                                                    ========        ========

Total liabilities                                   $100,892        $107,259
Shareholders' Equity                                 184,132         118,948
                                                    --------        --------
                                                    $285,024        $226,207
                                                    ========        ========


       Health Care REIT, Inc. is the first real estate investment trust to specialize in financing health care facilities, primarily nursing homes. The Company also invests in assisted living and retirement facilities, psychiatric hospitals, rehabilitation facilities and primary care facilities.




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